Exhibit 99.1

PRESS RELEASE
Aspen Announces Redemption of Outstanding 6.00% Senior Notes Due 2020 and Declares Dividends on Newly Issued Preference Shares

Hamilton, Bermuda, August 30, 2019 – Aspen Insurance Holdings Limited (“Aspen”) announced today that it has issued notice to redeem the outstanding $125,000,000 principal amount of 6.00% Senior Notes due 2020 (the “Notes”).

The redemption date will be September 30, 2019. The redemption price for the Notes will be equal to the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments on the Notes (excluding accrued interest) discounted to the redemption date using a defined treasury rate plus 45 basis points. Accrued and unpaid interest on the Notes will be paid up to but excluding the redemption date.

Aspen also announced that the Board of Directors has declared a dividend on its newly issued 5.625% Perpetual Non-Cumulative Preference Shares (the “2019 Preference Shares”). The 2019 Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a 2019 Preference Share, and have a $25,000 liquidation preference per 2019 Preference Share (equivalent to $25 per Depositary Share). The dividend of $191.40 per 2019 Preference Share, equivalent to $0.1914 per Depositary Share, is payable on October 1, 2019 to the holders of record as of the close of business on September 15, 2019.

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About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Ireland, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported $12.5 billion in total assets, $7.1 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC (“S&P”), an “A” (“Excellent”) by A.M. Best Company Inc. (“A.M. Best”) and an “A2” by Moody’s Investors Service, Inc. (“Moody’s”).

Cautionary Statement Regarding Forward-Looking Statements
This press release contains written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,”

“believe,” “project,” “anticipate,” “seek,” “will,” “estimate,” “may,” “likely,” “continue,” “assume,” “objective,” “aim,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements. For a description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the U.S. Securities and Exchange Commission.

Media enquiries to:

Peter Krinks, Senior Group Communications Manager
peter.krinks@aspen.co
+44 20 7184 8544

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